Exhibit 99.1
Copa Holdings Announces Monthly Traffic Statistics for June 2026
PANAMA CITY, July 14, 2026 (GLOBE NEWSWIRE) -- Copa Holdings, S.A. (NYSE: CPA) today released preliminary passenger traffic statistics for June 2026:

Copa Holdings (Consolidated)	June 2026	June 2025	% Change
ASM (mm) (1)	3,090.8	2,654.3	16.4%
RPM (mm) (2)	2,631.8	2,322.3	13.3%
Load Factor (3)	85.2%	87.5%	-2.3	p.p.

1.Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2.Revenue passenger miles - represents the number of miles flown by revenue passengers
3.Load factor - represents the percentage of aircraft seating capacity that is utilized

For June 2026, Copa Holdings' capacity (ASMs) increased by 16.4%, while system-wide passenger traffic (RPMs) increased by 13.3% compared to 2025. As a result, the system load factor for the month was 85.2%, 2.3 percentage points lower than in June 2025.
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to countries in North, Central, and South America and the Caribbean. For more information, visit ir.copaair.com.
CPA-G
Investor Relations
investor.relations@copaair.com